# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: INTEGRATED BIOPHARMA INC, CIK 0001016504
CUSIP: 45811V105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 225 LONG AVENUE, BUILDING 15, HILLSIDE, New Jersey (NJ), 07205
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0001889279
Persons authorized to receive notices and communications: Damon DeSantis, 109 SE 5th Avenue, Second Floor, Delray Beach, Florida (FL), 33483, 561-278-1169

## Reporting persons
- DeSantis Damon (CIK 0001889279): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 187,500; shared voting power 12,733,058; sole dispositive power 187,500; shared dispositive power 12,733,058; aggregate amount beneficially owned 12,920,558 (41.3% of the class)
- CDDS 2.0, LLC (CIK 0002110488): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 12,733,058; shared voting power 0; sole dispositive power 12,733,058; shared dispositive power 0; aggregate amount beneficially owned 12,733,058 (41% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: INTEGRATED BIOPHARMA INC
Address of issuer's principal executive offices: 225 LONG AVENUE, BUILDING 15, HILLSIDE, New Jersey (NJ), 07205

## Item 2. Identity and Background
Name of person filing:
(i) CDDS 2.0, LLC, a Florida limited liability company ('CDDS')
(ii) Damon DeSantis, an individual ('DeSantis', and, together with CDDS, the 'Group')
Residence or business address:
(i) CDDS: 109 SE 5th Avenue Second Floor, Delray Beach, FL 33483
(ii) DeSantis: 109 SE 5th Avenue Second Floor, Delray Beach, FL 33483
Present principal occupation or employment:
(i) CDDS: N/A
(ii) DeSantis: Retired
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship:
(i) CDDS is a limited liability company organized under the laws of the State of Florida.
(ii) DeSantis is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein were acquired in the following three-step sequence for no cash consideration:

(a) On March 24, 2026, March 30, 2026 and April 15, 2026, 1,356,293, 150,000 and 8,966,547 shares of Common Stock, respectively were transferred from CD Financial, LLC, a Florida limited liability company, to CDDS;

(b) On March 24, 2026 and April 15, 2026, 7,392 and 2,235,417 shares of Common Stock, respectively, were transferred from the Carl DeSantis Revocable Trust to CDDS; and

(c) On March 30, 2026, 17,409 shares of Common Stock were transferred from the Estate of Carl DeSantis to CDDS.

DeSantis controls CDDS as its sole member.

No funds or other consideration was used by either member of the Group to acquire the shares of Common Stock subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock subject hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
No member of the Group has a present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each member of the Group reserves the right, depending on all relevant factors, to change their intentions with respect to any and all of the matters referred to above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
After giving effect to the transfers described in Item 3:

(i) CDDS is the record and beneficial owner of 12,733,058 shares of Common Stock, representing approximately 41.0% of the outstanding shares of Common Stock (based on 31,059,610 shares of Common Stock outstanding as of April 15, 2026).

(ii) DeSantis is the beneficial owner of an aggregate of 12,920,558 shares of Common Stock, representing approximately 41.3% of the outstanding shares of Common Stock (based on 31,059,610 shares of Common Stock outstanding as of April 15, 2026). DeSantis does not directly hold the shares of Common Stock described in the transfers set forth in Item 3. DeSantis directly holds 187,500 shares of Common Stock in the form of presently exercisable stock options.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) CDDS has sole voting power and sole dispositive power with respect to the 12,733,058 shares of Common Stock.

(ii) Through control of CDDS, DeSantis has shared voting power and shared dispositive power with respect to the 12,733,058 shares of Common Stock described in Item 3. DeSantis has sole voting power and sole dispositive power with respect to the 187,500 shares of Common Stock beneficially owned by DeSantis.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3, neither member of the Group has effected any transaction in the shares of Common Stock subject hereof during the sixty (60) days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Neither member of the Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer of voting of securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, other than stock options issued by the Issuer to DeSantis.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, as required by Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended.

## Signatures
- DeSantis Damon: /s/ Damon DeSantis, Damon DeSantis/Individual (04/17/2026)
- CDDS 2.0, LLC: /s/ Damon DeSantis, Damon DeSantis/Sole Member (04/17/2026)